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                              March 11, 2022

       Jie Weng
       Chief Executive Officer
       Aquaron Acquisition Corp.
       515 Madison Ave. 8th Floor
       New York, NY 10022

                                                        Re: Aquaron Acquisition
Corp.
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-1
                                                            Submitted February
18, 2022
                                                            CIK No. 0001861063

       Dear Mr. Weng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration on Form S-1

       Cover Page

   1. Reference is made to the fourth sentence of the third from last paragraph. Please clarify the disclosure where
you state, "There has yet been any transfers, dividends, or
                                                        distributions made to
date." Please also make the same revision in the second from last paragraph on page 6.
       Prospectus Summary , page 1

   2. We note your Cover Page disclosure of the legal and operational risks associated with acquiring a company
that does business in China. Your prospectus summary should
                                                        address, but not
necessarily be limited to, the risks highlighted on the prospectus cover
 Jie Weng
Aquaron Acquisition Corp.
March 11, 2022
Page 2
         page. Accordingly, please revise your prospectus summary to include disclosure of each of the legal and operational risks associated with acquiring a company that does business in China.
Potential Approvals from the PRC Governmental Authorities for the Business Combination, page 4

3. Reference is made to the second sentence of the fifth paragraph on page 5. Please indicate what factors will determine whether or not you will need to to obtain approvals or permissions from the PRC regulatory agencies in order for you to complete a business combination with a China-based target.
Risks Associated with Acquiring and Operating a Target Business with its Primary Operation in
China, page 27

4. Please include cross-references to the more detailed discussion of these risks elsewhere in the prospectus.
       You may contact John Spitz at 202-551-2484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact
Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameJie Weng                                    Sincerely,
Comapany NameAquaron Acquisition Corp.
                                                              Division of
Corporation Finance
March 11, 2022 Page 2                                         Office of Finance
FirstName LastName